BAKER & MCKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 NOV 21 P 12: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

05012721

FILE NO. 82-3311

November 10, 2005

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Notice of Determination of Paid-in Amount, Etc. of Stock Acquisition Rights (dated November 7, 2005) (English translation)

Yours very truly,

Fusako Otsuka

Fusako Otsuka

Encls.
cc: The Bank of New York
Shiseido Company, Limited

PROCESSED
NOV 23 2005
THOMSON FINANCIAL

(Translation)

November 7, 2005

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Uchida Takafumi
General Manager of
Administration Division
(Tel: 03 - 3572 - 5111)

Notice of Determination of Paid-in Amount, Etc. of Stock Acquisition Rights

Notice is hereby given that with regard to the stock acquisition rights as employee-incentive-type stock options, Shiseido Company, Limited (the "Company") today determined the amount to be paid in upon exercise thereof and other conditions, in accordance with the resolution adopted at the meeting of the Board of Directors of the Company held on October 28, 2005, as described below:

Description

1. Amount to be paid in upon exercise of each stock acquisition right:

Paid-in amount per share: ¥1,896 (¥1,896,000 per stock acquisition right)

The paid-in amount is the closing price (¥1,896) on the issue date (today), which is higher than the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions were not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights multiplied by 1.05 (¥1,833, with any fraction of one yen rounded upward to the nearest one yen).

2. Total amount of issue prices of shares to be issued or transferred upon exercise of the stock acquisition rights:

¥3,509,496,000